Exhibit 99.1

Stellar Biotechnologies Presents Poster on KLH Achievements at Gordon Research Conference

Port Hueneme, CA (March 3, 2014) Stellar Biotechnologies, Inc. (“Stellar” or the “Company”) (OTCQB: SBOTF) (TSX-V: KLH) today announced the presentation of a poster at the Gordon Research Conference (GRC) on Marine Natural Products, being held March 2-7, 2014 in Ventura, California.

The poster titled “Keyhole Limpet Hemocyanin (KLH): Protecting the Sole Marine Source of an Important Pharmaceutical Product” is authored by members of Stellar’s management team, Catherine Brisson, Ph.D., Chief Operating Officer, and Brandon Lincicum, Executive Director of Aquaculture and Facility Operations.

The presentation recaps the importance of the KLH protein to the pharmaceutical industry’s development of new immunotherapies, and highlights the company’s manufacturing accomplishments that are aimed at sustainably meeting future biopharma need for KLH.

“Stellar’s achievements in aquaculture science and KLH production will allow us to supply growing customer demand while averting depletion of the marine source of the molecule,” said Dr. Brisson.  “We are showing that it is possible to deliver on both commercial and environmental fronts.”

The focus of the GRC’s Marine Natural Products meeting is to present cutting edge research on the chemistry and biology of natural products from the marine environment.

About Gordon Research Conferences (GRC)

Gordon Research Conferences (GRC) is a non-profit organization managed by and for the benefit of the scientific community.  The Gordon Research Conferences provide an international forum for the presentation and discussion of frontier research in the biological, chemical, and physical sciences, and their related technologies.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (US OTCQB: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

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Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.org.

Company Contacts:
Frank Oakes
President and CEO
Phone +1 (805) 488-2800
investorrelations@stellarbiotech.com

Mark A. McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800 ext. 103
markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements
There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.